SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Eagle Credit Opportunities Fund

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,600,000
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

Item 1.   Security and the Issuer

This Schedule 13D relates to the Class I Common Shares of Beneficial Interest, $0.001 par value (the “Shares”), of First Eagle Credit Opportunities Fund, a closed-end management investment company organized as a Delaware statutory trust (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the Issuer’s principal executive offices is 1345 Avenue of the Americas, New York, New York 10105.

Item 2.   Identity and Background

(a)   This Schedule 13D is being filed on behalf of Bleichroeder LP, with respect to Shares beneficially owned by it.  The general partner of the Reporting Person is Bleichroeder GP, LLC (the “General Partner”).

The foregoing person is hereinafter sometimes referred to as the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information believed to be accurate after making inquiry to the appropriate party.  The Reporting Person is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.

(b)  The address of the principal business and principal office of the Reporting Person and the General Partner is 1345 Avenue of the Americas, 47th Floor, New York, NY 10105.

(c)  The principal business of Bleichroeder LP is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as general partner of Bleichroeder LP.

(d)  During the last five (5) years, none of the Reporting Person or General Partner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) years, neither the Reporting Person nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Bleichroeder LP is a limited partnership organized under the laws of the State of Delaware.  The General Partner is a limited liability company organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person has voting and dispositive power over 1,600,000 Shares acquired at an aggregate cost of $40,000,000. The shares were acquired from the Issuer by accounts and funds managed by Bleichroeder LP.

Item 4.   Purpose of Transaction.
The Reporting Person acquired the Shares for the purpose of investment.
First Eagle Investment Management, LLC, a limited liability company formed and existing under the laws of the State of Delaware (“FEIM”), serves as investment adviser to the Issuer and will be responsible for managing the Issuer’s investment activities, subject to the supervision of the Issuer’s Board of Trustees (the “Board”).  FEIM is a subsidiary of First Eagle Holdings, Inc., a holding company (“FE Holdings”).
The Issuer is expected to be an “interval fund” and tender on a quarterly basis for a limited number of shares. As such, there is the potential that investors in Shares will not be able to liquidate their investment in the Issuer as or when desired.  In consideration for the acquisition of the Shares, FE Holdings, on behalf of itself and FEIM, has committed, if any of the funds or managed accounts holding Shares seeks to tender all of its Shares for four (4) consecutive quarters following the first to occur of (x) the third (3rd) anniversary of the acquisition of the Shares and (y) prior to such third anniversary, following the Issuer reaching $250 million of assets under management, to acquire at net asset value (NAV) whatever Shares such fund or managed accounts retain following such quarterly tenders.
Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review the investment in the Issuer on a continuing basis and may engage in discussions with the investment adviser for the Issuer, the Board, other equityholders of the Issuer and other relevant parties with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of the Shares (including to the Issuer in response to a repurchase offer) and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
(a)   As of the date of this Schedule 13D, the Reporting Person held in aggregate 1,600,000 Shares, representing 100% of the outstanding Shares.
(b)   The Reporting Person has shared voting and dispositive power over 1,600,000 Shares.
(c)   Except as set forth herein, the Reporting Person has not effected any transaction in the Shares during the past sixty days.
(d)   No person other than the Reporting Person and the managed accounts or funds which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under Item 3 and Item 4 is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020	BLEICHROEDER LP

	By:	/s/ Andrew Gundlach
Name: Andrew Gundlach
Title: President and Co-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).